                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended: December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________________

Commission file number:  1-15026

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

UBS Savings and Investment Plan
677 Washington Boulevard
Stamford, CT  06901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098 Zurich, Switzerland

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UBS Savings and Investment Plan

Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

                         UBS Savings and Investment Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2005 and 2004

                                    CONTENTS

Report of Independent Registered Public Accounting Firm....................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................    2
Statements of Changes in Net Assets Available for Benefits.................    3
Notes to Financial Statements..............................................    4

Supplemental Schedule

Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)..........   16

Signature..................................................................   17

Exhibit 23.................................................................   18

             Report of Independent Registered Public Accounting Firm

To the Participants of the UBS Savings and Investment Plan and the Retirement
   Board and Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financials statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan's at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Ernst & Young LLP

New York, New York
June 15, 2006

                         UBS Savings and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                           DECEMBER 31,
                                                     2005               2004
                                                 ------------       ------------
ASSETS
Investments -- at fair value                     $937,511,016       $814,298,943
Loans to participants                              11,920,577         10,600,359
Collective short-term investment fund               1,570,868          1,056,757
Contributions receivable                           23,774,374         16,880,903
                                                 ------------       ------------
Net assets available for benefits                $974,776,835       $842,836,962
                                                 ============       ============



See accompanying notes.

                         UBS Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                YEAR ENDED DECEMBER 31,
                                                                2005              2004
                                                            ------------      ------------
ADDITIONS
Investment income:
   Net realized and unrealized appreciation
      in the fair value of investments                      $ 34,480,473      $ 62,235,758
   Dividends and interest                                     24,491,655        16,145,016
                                                            ------------      ------------
                                                              58,972,128        78,380,774
                                                            ------------      ------------

Contributions:
   Participants                                               78,549,147        64,502,219
   Employer                                                   50,397,902        39,437,980
                                                            ------------      ------------
                                                             128,947,049       103,940,199
                                                            ------------      ------------
Total additions                                              187,919,177       182,320,973

DEDUCTIONS
Benefits paid to participants                                 60,174,070        66,851,870
                                                            ------------      ------------

Net increase prior to transfers                              127,745,107       115,469,103

Net transfers from other plans                                 4,194,766           181,787
                                                            ------------      ------------
Net increase                                                 131,939,873       115,650,890

Net assets available for benefits at beginning of year       842,836,962       727,186,072
                                                            ------------      ------------
Net assets available for benefits at end of year            $974,776,835      $842,836,962
                                                            ============      ============



See accompanying notes.

                         UBS Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 2005


A. DESCRIPTION OF THE PLAN

GENERAL

The following description of the UBS Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which provides retirement benefits to all eligible employees of the UBS United States Operations (the "Branch"), which includes UBS Securities LLC, UBS AG, UBS O'Connor LLC, UBS Energy LLC, UBS Alternative and Quantitative Investments LLC, UBS Global Asset Management (Americas), Inc., UBS Global Asset Management (US), Inc., UBS Realty Investors LLC, UBS Capital Markets L.P., UBS Americas Inc. and Prediction Company LLC. All Branch employees on U.S. payroll, including part-time employees, are eligible to participate in the Plan upon the completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is administered by the Retirement Board and Savings Plan Committee of the Branch (the "Retirement Board"). State Street Corporation ("State Street") is the Plan's trustee, Hewitt Associates LLC is the Plan's record keeper and Callan Associates serves as the Plan's investment advisor.

CONTRIBUTIONS

Each year, Plan participants may elect to contribute, on a pre-tax basis, an amount representing from 1% to 50% of their eligible compensation, including all or a portion of their discretionary annual incentive bonus, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). The maximum allowable contributions were $14,000 ($18,000 if participant is age 50 or over) for 2005 and $13,000 ($16,000 if age 50 or over) for 2004.

The Branch contributes an amount, up to 75% of the first 4% of each participant's eligible annual compensation contributed, subject to limitations, to each participant's account (the "Branch Match").

                         UBS Savings and Investment Plan

A. DESCRIPTION OF THE PLAN (CONTINUED)

Employer contributions (the "Retirement Contributions") are calculated based on 4% of eligible annual compensation as of the last day of the fiscal year (subject to statutory limits) and applied to the participant accounts the following year. This amount, approximately $23,774,000 and $16,881,000 as of December 31, 2005 and December 31, 2004, respectively, is reflected as contributions receivable on the statements of net assets available for benefits.

Employees hired on or after December 2, 2001 automatically become participants of the UBS Savings & Investment Plan, and will receive Retirement Contributions after meeting certain eligibility requirements. Employees hired on or before December 1, 2001 were provided a one-time option to elect to receive Retirement Contributions beginning January 1, 2002, or to continue receiving annual benefit accruals in the UBS Pension Plan.

Separate accounts are maintained for each participant. Each account is credited with the employer and employee contributions, and an allocation of Plan investment income and investment appreciation (or depreciation, as appropriate). Allocations are based on participant account balances.

Effective July 1, 2005, a new fund transfer restriction for the Plan took effect. Specifically, a 15-market-day holding period is imposed on any money transferred into a fund within the Plan.

VESTING

A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after five years of vesting service. In addition, participants are immediately fully vested in their pre-tax 401(k) contributions and the Branch matching contributions in the Plan.

Certain individuals who were transferred into the Plan from the UBS Financial Services Inc. 401(k) Plus Plan became 100% vested in the company's matching contributions to his or her account plus earnings thereon after three years of combined vesting service at UBS, and 100% vested in those respective company's retirement contributions to his or her account plus earnings thereon after 5 years of vesting service at UBS.

                         UBS Savings and Investment Plan

BENEFITS

Upon the termination of employment for any reason, including death, a participant, or his or her beneficiary, may receive a distribution of the entire vested account balance, generally in a cash lump sum payment, unless any portion of such participant's account is invested in the UBS Stock Fund, in which case the participant may elect to receive such portion in UBS shares. If the balance in the account is greater than $5,000, the participant may elect to defer the lump sum distribution until a future time, but not beyond April 1st of the year following the year the participant attains age 70-1/2.

Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to 50% of their vested account balance, minus their outstanding balance on any other loan, up to $50,000. This $50,000 limit is reduced by the excess of the participants' highest outstanding loan balance from their account during the 12-month period before the loan is made (even if repaid) over the participants' outstanding loan balance on the date the loan is made. The period of loan repayment shall not exceed five years except in instances of loans related to the purchase of a primary residence. Such loans shall not exceed 25 years. All loans, including interest, are to be repaid in level amounts through payroll deductions no less frequently than quarterly over the life of the loan.

A participant may elect to withdraw all or part of the balance of his or her account after attaining age 59-1/2, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.

FORFEITURES

For the years ended December 31, 2005 and 2004, employer contributions were reduced by approximately $967,000 and $885,000, respectively, from forfeited nonvested accounts.

PLAN TERMINATION

Although the Retirement Board has not expressed any intention to do so, it reserves the right to amend, modify, or terminate the Plan at any time, subject to the provisions of ERISA.

                         UBS Savings and Investment Plan

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles.

USE OF ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

All administrative expenses are paid by the Plan, except to the extent paid by UBS.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments in publicly traded mutual funds are valued at the last quoted market price on the last business day of the plan year. The Plan's participation in collective trust funds is stated at the last reported redemption price, which is based on the current market values of the underlying assets of each fund as of the last business day of the plan year. The Collective Short-Term Investment Fund is a clearing account, which holds highly liquid instruments with maturities of less than three months.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

                         UBS Savings and Investment Plan

C. INVESTMENTS

The fair value at December 31, 2005 and 2004, and net realized and unrealized appreciation (depreciation) on investments bought, sold and held during the year are as follows:

                                                                             YEAR ENDED DECEMBER 31,
                                                              2005                                   2004
                                                              ----                                   ----
                                                                           NET                                NET
                                                                      APPRECIATION                        APPRECIATION
                                                                     (DEPRECIATION)                      (DEPRECIATION)
                                                       FAIR           IN THE FAIR           FAIR          IN THE FAIR
                                                       VALUE             VALUE              VALUE             VALUE
                                                       -----             -----              -----             -----
Mutual Funds:
  Fidelity Aggressive Growth Fund ...........     $          --     $          --      $          --     $   2,664,880
  Fidelity Fund .............................                --                --                 --           365,811
  Fidelity Magellan Fund ....................                --                --                 --           635,551
  GE Asset Management Premier Growth Fund ...        54,026,233           608,339         54,916,437         3,332,638
  Julius Baer International Equity Strategy .        48,670,585         4,131,086         23,071,731         2,137,697
Fund
  Phoenix-Oakhurst Balanced Fund ............                --                --                 --           435,263
  PIMCO Low Duration Income Fund ............                --                --                 --           250,342
  Royce Premier Fund ........................        26,433,452         2,280,306         14,469,486           782,981
  State Street Global Advisors Passive Bond
    Market Strategy Fund
                                                      3,735,124            72,032          2,569,187            53,738
  T. Rowe Price Personal Strategy Balanced ..        50,044,223         1,535,918         46,107,409         3,157,672
Fund
  T. Rowe Price Personal Strategy Growth Fund        15,827,010           769,380          7,904,407           587,790
  T. Rowe Price Personal Strategy Income Fund         5,777,071            90,418          3,338,428           151,182
  UBS Emerging Markets Equity Collective Fund                --                --                 --           779,067
  UBS Global Allocation Fund ................        27,699,312           199,777         19,497,997         1,496,868
  UBS Global Bond Fund ......................        13,645,516        (1,234,218)        13,534,039           135,380
  UBS Global Equity Fund ....................        26,421,379         1,577,779         22,236,105         2,675,691
  UBS International Equity Fund .............        31,477,243         1,372,304         27,474,281         3,555,070
  UBS Multi Asset Portfolio Collective Fund .        67,438,481         5,213,153         50,313,473         6,452,368
  UBS Select Money Market Fund ..............        92,140,850                --         96,602,641                --
  UBS Stock Fund ............................        61,257,857         7,059,494         47,969,383         8,813,712
  UBS U.S. Balanced Fund ....................                --                --                 --           346,775
  UBS U.S. Equity Fund ......................        74,888,854         4,045,652         64,140,586         5,185,525
  UBS U.S. High Yield Bond Fund .............                --                --                 --            69,487
  UBS U.S. Small Cap Growth Fund ............        11,162,900           322,443          4,546,041           374,943
  UBS U.S. Bond Fund ........................        28,542,818          (652,506)        28,446,256          (340,326)
  Vanguard 500 Index Fund ...................       245,602,685         7,089,116        242,859,649        18,135,653
  Vanguard Prime Money Market Fund ..........        52,719,423                --         44,301,407                --
                                                  -------------     -------------      -------------     -------------
                                                  $ 937,511,016     $  34,480,473      $ 814,298,943     $  62,235,758
                                                  =============     =============      =============     =============

                         UBS Savings and Investment Plan

C. INVESTMENTS (CONTINUED)

Effective April 1, 2004, the Plan added the T. Rowe Price Personal Strategy Income Fund, T. Rowe Price Personal Strategy Balanced Fund, T. Rowe Price Strategy Growth Fund, State Street Global Advisors Passive Bond Market Strategy Fund, GE Asset Management Premier Growth Fund, Julius Baer International Equity Strategy Fund, Royce Premier Fund and UBS U.S. Small Cap Growth Fund to its investment options.

Effective April 1, 2004, the Plan eliminated the PIMCO Low Duration Income Fund, UBS High Yield Bond Fund, UBS U.S. Balanced Fund, Phoenix-Oakhurst Balanced Fund, Fidelity Fund, Fidelity Magellan Fund, Fidelity Aggressive Growth Fund and UBS Emerging Markets Equity Collective Fund from its investment options.

Effective October 1, 2004, the Plan added the UBS Select Money Market Fund to its investment options.

Effective October 1, 2004, the Plan eliminated the UBS U.S. Cash Management Collective Fund from its investment options.

The Fidelity Aggressive Growth Fund is an open-end fund whose investment objective seeks long-term capital appreciation. The fund seeks to achieve its objective by investing primarily in common stocks of United States and non-United States issuers that management believes offer the potential for accelerated earnings or revenue growth. The fund focuses investments on medium sized companies. This is a publicly traded fund.

The Fidelity Fund is an open-end fund whose investment objective seeks long-term capital growth. The fund seeks to achieve its objective by investing primarily in common stocks. The fund may also potentially invest a portion of its assets in bonds, including lower quality debt securities. This is a publicly traded fund.

The Fidelity Magellan Fund is an open-end fund, which seeks to provide capital appreciation. The fund seeks to meet its objective by investing its assets primarily in equity securities of United States, non-United States, and multinational issuers of all sizes that offer potential for growth. This is a publicly traded fund.

The GE Asset Management Premier Growth Fund seeks long-term growth of capital and future income. The fund invests 80% of its net assets in equity securities under normal market conditions. The fund invests primarily in a limited number of equity securities of large and medium sized companies that management believes have above growth histories and / or growth potential. The fund also may invest to a lesser extent in foreign securities and debt securities. This is a publicly traded fund.

                         UBS Savings and Investment Plan

The Julius Baer International Equity Strategy Fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in equity securities of foreign companies, typically from five countries excluding the United States. The fund may invest in U.S. or foreign debt, including (up to 10%) high risk and high yield, non-investment grade instruments. This is a publicly traded fund.

The Phoenix-Oakhurst Balanced Fund invests in common stocks and fixed income securities. This is a publicly traded fund.

The PIMCO Low Duration Income Fund invests in fixed income securities, including U.S. government obligations, corporate debt securities, asset-backed securities, and money market instruments. This is a publicly traded fund.

The Royce Premier Fund seeks long-term growth of capital. The fund normally invests in a limited number of equity securities with market capitalizations between $400 million and $2 billion. The fund looks for companies that have excellent business strengths and / or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below estimate of their current worth. This is a publicly traded fund.

The State Street Global Advisors Passive Bond Market Strategy Fund seeks to match the return of the Lehman Brothers Aggregate Bond Index. The fund invests primarily in other commingled funds maintained by the Trustee, which have characteristics consistent with the overall investment objective. The fund may invest directly in securities, which are contained in the index. Additional securities, investments, or commingled funds shall be added to the fund in the event that new sectors are added to the index, and may be implemented without advance notice to participants. In addition, the fund may invest excess cash in short term securities and instruments including but not limited to, repurchase agreements, commercial paper, the Short Term Investment Fund or other short term cash funds maintained by the Trustee, as well as shares of the State Street Global Advisors Money Market Fund or other short term registered mutual funds for which an affiliate of the Trustee acts as investment advisor. This is a collective trust fund.

The T. Rowe Price Personal Strategy Balanced Fund seeks both capital appreciation and income. The fund typically invests approximately 60% of assets in stocks, 30% in bonds, and 10% in money market instruments. However, allocations can vary up to ten percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential. This is a publicly traded fund.

                         UBS Savings and Investment Plan

The T. Rowe Price Personal Strategy Growth Fund seeks capital appreciation. The fund typically invests approximately 80% of assets in stocks and 20% in bonds and money market securities. However, allocations can vary up to ten percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential. This is a publicly traded fund.

The T. Rowe Price Personal Strategy Income Fund seeks to provide both capital appreciation and income by investing in three major areas: stocks, bonds, and cash. These funds typically invest 40% of assets in equities, 40% of assets in bonds and 20% of assets in money market instruments. However, allocations can vary up to ten percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential. This is a publicly traded fund.

The UBS Emerging Markets Equity Collective Fund invests in a wide range of securities issued by companies in emerging equity markets. This is a collective trust fund.

The UBS Global Allocation Fund invests primarily in equity and fixed income securities of issuers located within and outside the U.S. Under normal circumstances, the fund will allocate its assets between fixed income securities and equity securities. Investments in fixed income securities may include debt securities of governments throughout the world, their agencies and instrumentalities, debt securities of corporations, mortgage-backed securities and asset-backed securities. Investments in equity securities may include common stock and preferred stock. This is a publicly traded fund.

The UBS Global Bond Fund invests at least 80% of assets in fixed-income securities. While it may invest in debt securities of all types, it expects to emphasize debt securities of government issuers. Investments in fixed-income securities may include debt securities of governments throughout the world (including the U.S.), their agencies and instrumentalities, debt securities of corporations, mortgage-backed securities and asset-backed securities. It generally invests in fixed-income securities that have an initial maturity of more than one year. This is a publicly traded fund.

                         UBS Savings and Investment Plan

The UBS Global Equity Fund seeks capital appreciation and current income. The fund normally invests at least 80% of assets in equity securities. Investments in equity securities may include common stock and preferred stock of U.S. and foreign issuers. The fund may invest in companies of any size. The fund may use forward currency contracts, options, futures and other derivatives as part of its investment strategy or to help manage portfolio risks. The fund invests assets in investments that are economically tied to a number of countries throughout the world. This is a publicly traded fund.

The UBS International Equity Fund seeks total return. The fund normally invests at least 80% of assets in equity securities. Investments in equity securities may include common stock and preferred stock of issuers located throughout the world. The fund may invest in stocks of companies of any size. The fund's security selection begins with analysis at the individual company and industry level, as well as broader analysis of economic and currency factors, and aims to find equity securities that offer attractive prices with opportunity for appreciation. This is a publicly traded fund.

The UBS Multi Asset Portfolio Collective Fund is a broadly diversified portfolio of global assets. It is actively managed within an assets allocation framework that encompasses the full range of market, currency and security exposures within the world capital markets. This is a collective trust fund.

The UBS Select Money Market Fund seeks current income with capital preservation and liquidity. The fund invests in money market instruments of governmental and private issuers. These are generally short-term debt obligations and similar securities. They also include longer term bonds that have variable interest rates or other special features that give them the financial characteristics of short-term debt. The fund invests in foreign money market instruments only if they are denominated in US dollars. This is a publicly traded fund.

The UBS Stock Fund invests in an individual employer security, providing performance that is in line with the performance of the underlying employer stock. The total return of company stock funds may reflect dividend payments to shareholders as well as capital appreciation or depreciation. Company stock funds are not diversified, and therefore are considered riskier than the "diversified" broad market. Many hold a certain percent of assets in cash-equivalents for liquidity purposes. Therefore, the company stock fund may not reflect the exact performance of the underlying security over any given time period.

                         UBS Savings and Investment Plan

The UBS U.S. Balanced Fund invests in a wide range of U.S. equity, debt and money market securities with at least 25% of its assets invested in fixed income securities. This is a publicly traded fund.

The UBS U.S. Equity Fund seeks capital appreciation and current income. The fund normally invests at least 80% of assets in U.S. equities, which may include dividend-paying, common and preferred stock. The fund emphasizes large cap stocks, but may hold small and mid-cap stocks. The fund identifies discrepancies between a security's fundamental value and its observed market price. These values estimates are then compared to current market prices and ranked against the other stocks in the valuation universe. This is a publicly traded fund.

The UBS U.S. High Yield Bond Fund invests in high yield, low-rated debt securities issued by domestic and foreign companies. Under normal conditions, at least 80% of the fund's net assets are invested in high yield fixed income securities. This is a publicly traded fund.

The UBS U.S. Small Cap Growth Fund seeks long-term capital appreciation. Under normal circumstances, the fund invests at least 80% of its net assets in equity securities of U.S. companies with market caps less than $2.5 billon at the time of purchase. Investments in equity securities may include common stock and preferred stock. The fund may invest up to 20% of its net assets in foreign securities. The fund may use forward currency contracts, options, futures and other derivatives as part of its investment strategy or to help manage portfolio risks. This is a publicly traded fund.

The UBS U.S. Bond Fund seeks capital appreciation and current income. The fund usually invests at least 80% of its net assets in U.S. fixed income securities. The fund may invest in fixed income securities of any maturity, but generally invests in securities having an initial maturity or more than one year. The fund may use options, futures and other derivatives as part of its investment strategy or to help manage portfolio risks. Normally the fund invests in investment-grade fixed income securities. This is a publicly traded fund.

The Vanguard 500 Index Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a passive management strategy designed to track the performance of the Standard & Poor's 500 index, which is dominated by the stocks of large U.S. companies. It attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the index. This is a publicly traded fund.

                         UBS Savings and Investment Plan

C. INVESTMENTS (CONTINUED)

The Vanguard Prime Money Market Fund seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities. It will invest more than 25% of its assets in securities issued by companies in the financial services industry. The fund will also maintain a dollar weighted average maturity of 90 days or less. This is a publicly traded fund.

The fair values of investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                             DECEMBER 31,
                                                      2005                 2004
                                                      ----                 ----
GE Asset Management Premier Growth Fund            $  54,026,233       $  54,916,437
T. Rowe Price Personal Strategy Balanced Fund         50,044,223          46,107,409
UBS Multi Asset Portfolio Collective Fund             67,438,481          50,313,473
UBS Select Money Market Fund                          92,140,850          96,602,641
UBS Stock Fund                                        61,257,857          47,969,383
UBS U.S. Equity Fund                                  74,888,854          64,140,586
Vanguard 500 Index Fund                              245,602,685         242,859,649
Vanguard Prime Money Market Fund                      52,719,423          44,301,407

D. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2004, stating that the Plan is qualified under Section 401(a) of the Code, subject to adoption of further amendments to the Plan. The Plan adopted the proposed amendments and is required to continue to operate in conformity with the Code to maintain its qualification. Management believes that the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, maintains that the Plan is qualified and the related trust is tax exempt.

                         UBS Savings and Investment Plan

E. TRANSFERS

On October 29, 2004, SoundView Technology Group Inc. ("SoundView") was acquired by UBS Americas Inc., a wholly owned subsidiary of UBS AG ("UBS") from Charles Schwab ("Schwab"). Upon the close of the transaction, all participants who transferred from Schwab became eligible to participate in the UBS Savings and Invesment Plan as of their first day of employment with UBS.

On October 6, 2005, $4,863,137 was transferred from the SoundView 401(k) Plan to the Plan. This amount represents the sum of 362 account balances in the SoundView 401(k) Plan, of which 112 employees were retained by UBS.

During 2005, $29,423 of net assets related to loan activity and loan adjustments transferred into the Plan. In addition, $27,406 of net assets including stock fund manual entries and earning adjustments on participant accounts transferred into the Plan.

During 2005, 45 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also 30 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. This resulted in approximately $725,200 of net assets transferred out of the Plan.

During 2004, 47 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also 26 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. This resulted in approximately $182,000 of net assets transferred into the Plan.

F. RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

As there were no unpaid benefit claims as of December 31, 2005 and December 31, 2004, and there were no differences between the financial statements and the Form 5500 for the years ended December 31, 2005 and 2004.

G. SUBSEQUENT EVENT

Effective November 11, 2005, Prediction Company LLC was acquired by UBS Americas Inc., and effective January 1, 2006, 47 employees began participating in the Plan.

                              Supplemental Schedule

                                                                EIN: #98-0186363
                                                                      Plan: #002


                         UBS Savings and Investment Plan

        Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

                                December 31, 2005

  PRINCIPAL
  AMOUNT OR
   NUMBER            DESCRIPTION OF INVESTMENTS, INCLUDING MATURITY DATE, RATE OF INTEREST,          CURRENT
  OF SHARES                                     PAR, OR MATURITY VALUE                                VALUE
  ---------                                     ----------------------                                -----
                     MUTUAL FUNDS
       5,092,011     GE Asset Management Premier Growth Fund                                        $54,026,233
       1,348,216     Julius Baer International Equity Strategy Fund                                  48,670,585
       1,563,185     Royce Premier Fund                                                              26,433,452
         358,346     State Street Global Advisors Passive Bond Market Strategy Fund                   3,735,124
       2,666,181     T. Rowe Price Personal Strategy Balanced Fund                                   50,044,223
         685,449     T. Rowe Price Personal Strategy Growth Fund                                     15,827,010
         383,349     T. Rowe Price Personal Strategy Income Fund                                      5,777,071
       2,039,714     *UBS Global Allocation Fund                                                     27,699,312
       1,310,808     *UBS Global Bond Fund                                                           13,645,516
       2,080,424     *UBS Global Equity Fund                                                         26,421,379
       3,073,949     *UBS International Equity Fund                                                  31,477,243
          38,162     *UBS Multi Asset Portfolio Collective Fund                                      67,438,481
      92,140,850     *UBS Select Money Market Fund                                                   92,140,850
       3,073,632     *UBS Stock Fund                                                                 61,257,857
       4,117,034     *UBS U.S. Equity Fund                                                           74,888,854
         786,674     *UBS U.S. Small Cap Growth Fund                                                 11,162,900
       2,718,364     *UBS U.S. Bond Fund                                                             28,542,818
       2,137,162     Vanguard 500 Index Fund                                                        245,602,685
      52,719,423     Vanguard Prime Money Market Fund                                                52,719,423
                                                                                                  -------------
                                                                                                    937,511,016

                     *Loans to participants, 0-25 years maturity, 5.00% - 11.50%                     11,920,577
                     Collective short-term investment fund                                            1,570,868
                                                                                                  -------------
                                                                                                  $ 951,002,461
                                                                                                  =============

*Parties in interest

Cost information is not required because investments are participant directed.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      UBS Savings and Investment Plan

                                      /s/   Edward O'Dowd
                                      Edward O'Dowd
                                      Managing Director, Compensation and
                                      Benefits (Americas)


Date:  June 29, 2006

                                  EXHIBIT INDEX

23.      Consent of Ernst & Young LLP